Exhibit 99.1

From:    Clear Channel Communications, Inc. and SFX Entertainment, Inc.


         Clear Channel Communications, Inc. and SFX Entertainment, Inc.
                                 Announce Merger

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FOR RELEASE AT 5:00 A.M. E.S.T. -- TUES. FEB. 29, 2000

(San Antonio and New York) -- February 29, 2000... Lowry Mays, Chairman and CEO of Clear Channel Communications, Inc. (NYSE: CCU) and Robert F.X. Sillerman, Executive Chairman of SFX Entertainment, Inc. (NYSE: SFX) announced today that the companies have entered into a definitive merger agreement. SFX is the world's largest diversified promoter, producer and venue operator for live entertainment events. As of the market close on February 28, 2000, the transaction values SFX Entertainment at approximately $4.4 billion. This includes the assumption of approximately $1.1 billion of SFX's debt net of cash.

SFX provides integrated promotion, production, venue operation and event management services for a broad variety of live entertainment events. SFX currently owns or operates 120 live entertainment venues in 31 of the top 50 U.S. markets, including 16 amphitheaters in the top 10 markets. In addition, SFX is a leading fully-integrated sports marketing and management company, representing more than 650 professional athletes and is the largest producer and promoter of specialized motor sports shows in the U.S.

Including pending acquisitions, Clear Channel will own and operate radio stations and/or outdoor advertising properties in virtually every U.S. market where SFX owns and/or operates live entertainment venues.

Lowry Mays said: "This transaction allows Clear Channel, through SFX, to gain immediate leadership in the highly attractive live entertainment segment, while taking advantage of the natural relationship between radio and live music events. It leverages the marketing and promotional strength of Clear Channel's broadcasting and outdoor advertising platforms and adds a new component to the marketing solutions, which Clear Channel can provide to its customers to help them sell their products. Additionally, it creates an exceptional platform for Clear Channel to pursue initiatives relating to the Internet and music."

Robert F.X. Sillerman said: "Having known the Mays family for almost 20 years and having watched the spectacular growth of the company and performance of their stock, it was a surprisingly easy decision to accept their offer. In the ever-expanding world of media and entertainment, the combination of distribution and content is becoming increasingly important. While what we have created as the world's leader in live entertainment and sports marketing is gratifying, there is no question that the combination with Clear Channel will accelerate our growth and further strengthen our already excellent prospects. This is a classic win-win situation for our shareholders and for Clear Channel's shareholders."

                                     -more-

MERGER --- 2

Under the terms of the agreement, SFX Class A shareholders will receive 0.6 shares of Clear Channel Communications, Inc. common stock for each SFX share, and SFX Class B shareholders will receive one share of Clear Channel Communications, Inc. common stock for each SFX share, on a fixed exchange basis. The transaction is expected to be consummated early in the third quarter of 2000, subject to the vote of SFX's stockholders, and customary regulatory approvals and closing conditions.

Salomon Smith Barney acted as financial advisor to Clear Channel in the transaction. Bear Stearns acted as financial advisor to SFX Entertainment. Lehman Brothers acted as financial advisor to SFX's Committee of Independent Directors.

Clear Channel Communications, Inc. is a global leader in the out-of-home advertising industry with radio and television stations and outdoor displays in 32 countries around the world. Including announced transactions, Clear Channel operates 867 radio and 19 television stations in the United States reaching over 120 million people weekly. Through its wholly owned subsidiary Premiere Radio Networks, Clear Channel reaches 40 million people weekly on 7,800 affiliates. Additionally, Clear Channel has equity interests in over 240 radio stations internationally. Clear Channel also operates more than 550,000 outdoor advertising displays.

SFX Entertainment is the world's largest diversified promoter, producer and presenter of live entertainment events. SFX currently owns and/or operates 120 live entertainment venues in 31 of the top 50 US markets, including 16 amphitheaters in the top 10 markets. In 1999, more than 60 million people attended approximately 26,000 events promoted and/or produced by SFX, including more than 7,000 music concerts, 13,300 theatrical shows, 1,400 family entertainment shows and 520 specialized sports shows.

SFX produces and promotes live music events, as well as develops and manages touring Broadway shows in 55 markets. SFX is also a leading fully integrated sports marketing and management company specializing in the representation of athletes and broadcasters, integrated event management, television programming/production and marketing consulting services in sports, news and other entertainment industries. Additionally, SFX Sports produces and promotes specialized motor sports events.

Certain statements in this release, including the operation and prospects of the combined company, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results performance or achievements of Clear Channel or SFX to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

MEDIA CONTACTS:

SFX Entertainment                        Clear Channel Communications
Dan Klores Associates-Public Relations   Contact: Terri Hunter or Lanita Edwards
Contact: Sean F. Cassidy                             (210) 822-2828
(212) 981-5233
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